MISSION:

Timed Health

EARLY BIRD HEALTHCARE EFFICIENCY

Prescribed PREFILLED STORED TIMED New Meds and Healthcare

Fully Compliant with FDA regulations.

Fully Patented to enable physicians and patients TO:

1. **Redistribute low-risk healthcare to much earlier, more often immediately.**
2. **Erase 30% of rationing and costlier healthcare later.**

AND

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

MISSION:

EARLY BIRD HEALTHCARE EFFICIENCY

3. Accelerate healthcare, to decelerate disease.

4. Multiply up to 10 X the manpower efficiency, sufficiency and lifetime value of doctor-patient continuity of care.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Financial and Exit Strategy Overview

Current Average Burn Rate $25,000 monthly

Series A 1 Planned Burn Rate $150,000 monthly

Series A1 Planned Cost of Customer Acquisition

$175 falling to $75 year over 3 years

Retention Cost $30 annually

Prior Funding Uncapped Converted Notes:

Including Interest 5% to 10%. Shares Discounted 20%

The Professionals VC LLC $4,513.080

WhenMed VC LLC $2,430,120

Comparable Exit Strategies:

Livongo $ 358 M IPO in 2019 followed by

$37.5 B M&A with Teledocs in 2020

PillPack M&A with Amazon $753 M in 2018

-

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Demands

Timed Health

Are increasing for more people to get

- better healthcare
- more often
- more efficiently
- more affordably

1. payers are shifting more of the financial risk
2. onto patients and their physicians
3. both in terms of cost and responsibility for getting it done.

THE NEED

Timed Health

Current Health Care Delays, Time and Money Costs causing poor health and economic outcomes especially for cumulative changes in diabetes, hypertension and infections

Including Telehealth 50% of All US Healthcare and

70% of Afterhours Healthcare occurs in EXPENSIVE 24/7 Emergency Departments and All-Night Pharmacies.

Usually ~90% are discharged from ER's

~10% are admitted.

Mass Market Problems

Timed Health

Our Timed Health Technology Manpower Multipliers

Are Incrementally to Erase

1. The Growing Physician and Consumer Manpower and Resource Shortages
2. Falling Physician Incomes
3. Growing Healthcare Inefficiency and Insufficiency
4. Growing Delayed Healthcare
5. Growing Rapid Cumulative Disease Progression and High-Cost Outcomes

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

LEVERAGING 5 ISSUED

Utility Patents

EXTENSIVELY COVERING NOVEL

- ***Medication Predictive Data Science****
- ***TELHEALTH*** **
- ***TELEHEALTHCARE*** ***
- ***TELEMEDICATIONS*** ****

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Patents

Timed Health

PRIOITY 2011 DATE

- ***EARLIER than ALL POTENTIAL COMPETITORS***
- **AND Most TeleHealth Companies In General**

Created by Healthcare and Data Science Professionals

- **From Mayo Clinic, Harvard, Stanford**

  U. of Pennsylvania and Cambridge(UK)

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Our Patents Protect Duly Licensed

Timed Health

Timed Health Signature Physician Practices (High-End) & Timed Health Tiered Physician Practices (Mass Market)

- To TIME and PREFILL
- Early Bird Patient-STORED
- New Healthcare Medications
- In small safe amounts
- Timed to be needed
- One Day to 4 Months into the future

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

EARLY BIRD

PREVENTIVE THERAPEUTICS

- **PROVIDED in patented PreFilled chip-labeled Single or Multiple Two-Day Units Ranging from $0 to $19**
- **STORED by Patients or Nearby 1 Day to 4 Months before: *Likely New Medical Needs. **Trial Needs. ***Reserve Needs.**
- **STARTED when Pre-Authorized before need or in Real Time at the Time of Need.**
- **E-ACTIVATED 24/7 by their Physicians working 40-hour weeks.**

Certain products and services available may be covered by one or more of the following

SALES OBJECTIVES

Timed Health

A. Timed Health Preventive Therapeutics
B. Assistive Determination & Implementation Software
C. Certified Electronic Medical Records

- **High-end and mass-market low-risk patients**

- **FIRST targeting low risk Diabetes, Hypertension and Infection vulnerable patients.**

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

An Independent National Randomized Study

Timed Health

Physicians and Nurse Practitioners

Comprising Most Specialties revealed that:

92% of prescribers will increasingly use the Timed Health

Technology Platform for more and more patients,

and more and more healthcare conditions.

REVENUE PROJECTIONS

Timed Health

70% GROSS MARGIN BY 2030

TH is Projecting That Customers Early Bird

Low-Risk Stored Timed New Medication

Determination and Implementation Services Purchases

Are Projected to average <u>~$500 per user per year</u>.

Average Acquisition Cost $75. Average Retention Cost $15.

A. **Within 4 to 7 years for up to 100,000 to 200,000 users**

B. **Potential $ 50 M to $ 100 M annual revenue.**

C. **For Diabetes and Hypertension Alone.**

REVENUE PROJECTIONS 70% GROSS MARGIN BY 2030

Timed Health

- TH estimates that potentially 1 to 2 million users may be attainable by 2036.
- Cumulative revenue potential of up to $ 1 BILLION for diabetes and hypertension alone.
- OTHER CONDITIONS WILL BE ADDED TO INCREASE REVENUE AND BANDWIDTH

ECONOMICS

Timed Health

- Users can potentially ERASE the direct costs of a visit to an all-night ER and pharmacy ranges from $800 to $2000
- Users can potentially ERASE the indirect costs of the loss of time away from work and family ranging from $400 to $2000
- Condition by condition timed health software users
- When fully applied over 3 to 5 years
- Users may experience an up to 10X return on investment.
- Potential Compound Annual Growth Rate CAGR 100%.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

COMPETITION

Timed Health

Faster Healthcare than MDVIP and Teledocs

Faster Medications than Amazon Pharmacy.

Greater Value Potential than:

- **Livongo**
- **Epic**
- **Cerner**
- **Athenahealth**

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Physicians

Timed Health

WILL while prescribing routine medications in

Timed Health and other standard certified electronic medical records

- **Determine and Prescribe**
- **TIME and PREFILL**
- **Patient-STORED new healthcare medications**
- **Distribute and Supervise**
- **Pre-authorize and in real time authorize when the medication is to be started**

Certain products and services available may be covered by one or more of the following
U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Patients

WILL be enabled to:

- **STORE and START these new therapies**
- **For low-risk changes in health which are TIMED to be approximately 40% to 80% likely to be needed within the next 4 months.**

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Timed Health

REIMBURSEMENT

Direct-to-Consumer* Health Savings Accounts * Pre-Tax Employee Health Benefit*

1. Assistive Technology Fees to Determine Early Bird Stored Timed New Meds are monetized through tiered Timed Health Memberships starting at $ 0.25 per member per month base fee.

2. Assistive Technology Fees to Implement Early Bird Stored Timed New Meds range from $0 to $99 per patient.

Fees are based on frequency of use, urgency, time of day and complexity.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Timed Health

BLOCKCHAIN-CAPABLE: MASTER SYSTEM


Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&
Patient
Specialist
Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&
Primary Care Physician
Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&
A
B
C
D
E
F
Decentralized Peer-to-Peer Network
Home Hospital
Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&
Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&
Insurer/Payer
Pharmacy
Entry | Time/Date Stamp | Hash
B-C | 5/3/2017 @ 23:12/56 | @$^
C-F | 5/10//2016 @ 13:10/45 | #%&

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

REVENUE STREAMS PATENTED PREMIUM AND MASS MARKET

Timed Health



FY4 to FY5
IPO
If Market Conditions are Favorable
or Series D $ 200 M
For Growth

Intelligence Sales



FY3 to FY4
IPO
If Market Conditions Favorable
or Series C $ 100 M
For Growth

Direct to Consumer
Timed Health Standard
Technology Platform



01
02
03
04

FY 2 to FY 3
Series B $50 M
Timed Health Electronic Health Record Sales
Technologies and Support
Transforming standard physician practices to high-end
Timed Health Signature Physician Practices
Fee $20 to $ 40
per patient per month

FY1
Series A1
$ 700,000
Tiered Direct Pay Membership
Fee $0.25 to $ 2.50 pmpm
Low Risk
New Meds Determinations
FYI Only Online
For Consumers Payers and Providers Information Only

FY1 to FY2
Series A2
Up to $ 4,300,000
New Meds Implemenation
Assistive Technology
Sales to and
Integration with Existing Electronic Health Records
Fee $0.25 to $ 2.50
per patient per month
.



Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

TEAM

Timed Health

- Executive CoChairman Gerard S. O'Connor MD FACS AOA. Co-Founder Angel Investor. Surgeon University of Maryland. Medical and Surgical Practice 3 Decades. Georgetown University BS. MD. George Washington University Surgery Board Certification. Lieutenant Colonel Retired Maryland Defense Force, 10th Medical Regiment, Medical Support for the National Guard. Current Maryland Health Care Commissioner.

- Executive CoChairman Matt O'Connor, Co-Founder Angel Investor. US Naval Officer. Prior Jet Aviator. Systems Engineer Annapolis US Naval Academy BS, Cornell MS. Executive at Allegheny Technologies

- CEO James Applebach, Co-Founder. Prior Executive Amazon. Prior CEO Cued Inc.

- President Suzanne Kay, Healthcare BSN Toledo University. MBA Pepperdine. Prior Integrated Delivery Networks Provider. Early-Stage Healthcare Companies Investor.

- Vice President Software Lance Brown, Prior Cued Inc.

- Vice President Software Brian Sheridan, Prior Cued Inc.

- The Professionals VC LLC *Professional Service Providers: Controllers UCI MBA. Technology and IP. MD Board Certifications Stanford. University of Pennsylvania. University of California. Harvard. Mayo Clinic Rochester. University of the Sciences PharmD. Consultants Healthcare Businesses.*

Board of Directors Non-Executive Members 2020 to 2022

Jane Scaccetti, Drucker and Scaccetti Tax Warriors
Saul Reibstein Prior Partner BDO. CBIZ. CFO Fortune 500
John C. Mathews, Prior Healthcare Strategist KPMG

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Advisory

Timed Health

Consultants

- *2011 Rob Tibshirani PhD and Jerry Friedman PhD*
  Stanford Department of Statistics. Machine Learning Pioneers.
- *2011 Stefanos Poulis, Machine Learning Scientist*
- *2011 Espir Kahatt Engineer Electromechanical integration*
- *2011 Andreas Vlachos PhD, University of Cambridge, UK. Senior Lecturer, Natural Language Processing*
- *2016 Anne Merritt MD, Stanford Department of Medicine.*
  Head of Health Product, Strategy & Operations, Google Search
- *2018 Jeff Skinner, Prior VP Hewlett Packard Enterprises and Block Chain*
- *2019 Hadley Reynolds, Cognitive Computing Consortium, AI Pioneer*
- *2019 Satish Srinivasan, CEO DIRX Pharmacy*
- *2020 WhenMed VC LLC Venture Capital and Intellectual Property . Investors. Legal , Technology and Healthcare Experts*
- *2020. The Professionals VC LLC is compromised of Investors and Professional Service Providers: Controllers UCI MBA. Technology. IP. MD. Board Certifications Stanford. University of Pennsylvania. University of California. Harvard. Mayo Clinic Rochester. University of the Sciences PharmD. Consultants Healthcare Businesses.*
- *2020 Steven Lee, Engineer Autonomous Vehicles, Tesla. GM.*
- *2021 Ernie Toth, Finance, prior CFO EHE Health, Aris Global, multiple healthcare successful exits*